SIELOX, INC.

170 East Ninth Avenue

Runnemede, New Jersey 08078

March 25, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:

Sielox, Inc.

Registration Statement on Form S-3 (File No. 333-97461), filed on July 31, 2002

Ladies and Gentlemen:

Please be advised that Sielox, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission withdraw the Registrant’s application for withdrawal (the “Rule 477 Application”) of that certain Registration Statement on Form S-3 (File No. 333-97461), together with all exhibits thereto (the “Registration Statement”).

The Registrant has elected to withdraw the Rule 477 Application and will instead file a post-effective amendment to the Registration Statement.

Any questions or comments on this request should be directed to Stephen E. Fox at (212) 592-5924.

Very truly yours,

Sielox, Inc.

By: /s/ Melvyn Brunt

Name:  Melvyn Brunt

Title:  Chief Financial Officer

cc:  Stephen E. Fox